                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 ____________

                                  SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)
                                 ____________

                                BANKRATE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror)
                                 ____________

                        Options Under Bankrate, Inc.'s
        1997 Equity Compensation Plan and 1999 Equity Compensation Plan
              to Purchase Common Stock, Par Value $.01 Per Share,
                            Held by Option Holders
                        (Title of Class of Securities)
                                 ____________

                                   06646V108
               (CUSIP Number of Underlying Class of Securities)
                                 ____________

                                                         copies to:
             Robert J. DeFranco                     David M. Calhoun, Esq.
   Senior Vice President - Chief Financial          Heath D. Linsky, Esq.
                 Officer                       Morris, Manning & Martin, L.L.P.
               Bankrate, Inc.                  1600 Atlanta Financial Center
    11811 U.S. Highway One, Suite 101             3343 Peachtree Road, N.E.
      North Palm Beach, Florida  33408               Atlanta, Georgia 30326
             (561) 630-1230                             (404) 233-7000


  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                           CALCULATION OF FILING FEE
________________________________________________________________________________
       Transaction Valuation*                       Amount of Filing Fee
            $4,644,645                                   $928.93
________________________________________________________________________________
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,366,072shares of common stock of Bankrate, Inc. having a weighted average exercise price of $3.40 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount previously paid:        $928.93.
      Form or Registration No.:      Schedule TO.
      Filing party:                  Bankrate, Inc.
      Date filed:                    July 3, 2001.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
________________________________________________________________________________


                            INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed by Bankrate, Inc. (the "Company") with the Securities and Exchange Commission on July 3, 2001, relating to our offer to exchange options to purchase shares of our common stock, par value $.01 per share, held by certain employees for new options to purchase shares of our common stock at an exercise price per share equal to the fair market value of one share of our common stock on the date of issuance of the new options upon the terms and subject to the conditions in the Offer to Exchange, dated July 3, 2001 (the "Offer to Exchange") and the related Letter of Transmittal.

     The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

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ITEM 8.  Interests in Securities of the Subject Company.

     (a)  Securities Ownership.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                         Bankrate, Inc.


                                         /s/ Robert J. DeFranco
                                         ---------------------------------------
                                         Robert J. DeFranco
                                         Senior Vice President - Chief Financial
                                         Officer


Date: July 23, 2001


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                               INDEX TO EXHIBITS

Exhibit
Number         Description
________________________________________________________________________________

(a)(1)(A)      Offer to Exchange dated July 3, 2001.*
(a)(1)(B)      Form of Letter of Transmittal.*
(a)(1)(C)      Form of Letter to Eligible Option Holders Regarding Offer.*
(a)(1)(D)      Form of Notice of Withdrawal by Option Holder.*
(a)(1)(E) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.*
(a)(1)(F) Bankrate, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 27, 2001, and incorporated herein by reference.
(a)(1)(G) Bankrate, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 11, 2001, and incorporated herein by reference.
(d)(1)         Bankrate, Inc.'s 1997 Equity Compensation Plan, filed as Exhibit
               10.5 to the Company's Form S-1 Registration Statement filed with the Securities and Exchange Commission on March 11, 1999, and incorporated herein by reference.
(d)(2) Bankrate, Inc.'s 1999 Equity Compensation Plan, as amended and restated, filed as Exhibit 10.6 to the Company's Form S-1 Registration Statement filed with the Securities and Exchange Commission on March 11, 1999, and incorporated herein by reference.
(d)(3)         Form of New Option Agreement related to the 1997 Equity
               Compensation Plan.*
(d)(4) Form of New Option Agreement related to the 1999 Equity Compensation Plan, as amended and restated.*
------------
* Previously filed as an exhibit to the Schedule TO filed by Bankrate, Inc.